UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2018

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 7414002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

In connection with BiondVax Pharmaceuticals Ltd.’s (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) previous Current Report on form 6-K, dated June 19, 2017, regarding entering into a Finance Contract with the European Investment Bank, or EIB, for the finance of up to 20 million Euros and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001, used as a primer in combination with existing seasonal or pandemic vaccines, providing multi-season and multi-strain protection against all human influenza virus strains, on June 19, 2018, BiondVax issued a press release announcing it had received its first €6M tranche disbursement from the EIB. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated June 19, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 25, 2018	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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